UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A _

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated December 5, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. (the "Company") as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Definitions:

"Legal Quorum" – At the extraordinary general meeting of Company warrant (series 2) holders, a legal quorum will constitute the presence of at least two (2) warrant (series 2) holders, by themselves or their representatives, holding together at least 33% of the total warrants (series 2) of the Company. If after one half hour of the meeting's scheduled start time a legal quorum has not been found, the meeting will be postponed by one week for the same day, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the Board in a notice to the warrant (series 2) holders. The postponed meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not found in the postponed meeting after one half hour of the meeting's scheduled start time, the two warrant (series 2) holders that are present, by themselves or their representatives, will constitute a legal quorum and the meeting may proceed in order to discuss the issues on the agenda.

Re: Postponement of Extraordinary General Meeting

Due to failure to meet the required Legal Quorum at the scheduled time and venue, the extraordinary general meeting, which was to convene today – Thursday, December 5, 2013, at 10:00AM (Israel Standard Time) – is hereby postponed. The deferred meeting shall take place at the Law Offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, on Thursday, December 12, 2013 at 10:00AM (Israel Standard Time).

Should a legal quorum not be present, a deferred meeting shall take place on Thursday, December 19, 2013, in the same place and at the same time and venue as scheduled for the original meeting.

Any warrant (series 2) holder not residing in Israel interested in placing a vote in the general meeting may contact the Company or its legal representatives in order to place their vote either by phone at +972-9-9557080, + 972-3-6133371 or by email at ir@xtlbio.com no later than 48 hours prior to the extraordinary general meeting.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma and schizophrenia.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 5, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer